SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                           MCCLATCHY NEWSPAPERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   579489-10-5
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                                 (CUSIP Number)

                           Karole Morgan-Prager, Esq.
                     General Counsel and Corporate Secretary
                           McClatchy Newspapers, Inc.
                                  2100 Q Street
                                 P.O. Box 15779
                          Sacramento, California 95852
                                 (916) 321-1828
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 13, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 579489-10-5                  13D                    Page 2 of 17 Pages



1.       NAME OF REPORTING PERSONS.                              William M. Roth

         I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSON
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |X|
________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       SOURCE OF FUNDS                                          Not applicable
________________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
________________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
________________________________________________________________________________

  NUMBER OF                7.       SOLE VOTING POWER                     16,814
   SHARES                  _____________________________________________________
BENEFICIALLY
  OWNED BY                 8.       SHARED VOTING POWER               12,500,000
    EACH                   _____________________________________________________
  REPORTING
   PERSON                  9.       SOLE DISPOSITIVE POWER                16,814
    WITH                   _____________________________________________________

                           10.      SHARED DISPOSITIVE POWER          12,500,000
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                             12,516,814
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             |_|
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                57.1%
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON                                             IN
________________________________________________________________________________


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CUSIP No. 579489-10-5                  13D                    Page 3 of 17 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D


         William M. Roth hereby amends and restates his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 1990 (the "Initial Statement") relating to his beneficial ownership of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc. All shareholdings herein reflect the 25% (five-for-four) stock dividend on the Company's Class A and Class B Common Stock paid on January 2, 1997 to stockholders of record on December 12, 1996:

ITEM 1.           SECURITY AND ISSUER

         (a) Title of class of equity securities: Class A Common Stock, $0.01 par value.

         (b)      Name of issuer:  McClatchy Newspapers, Inc.

         (c)      Address of principal executive office of the issuer:

                  2100 Q Street
                  Sacramento, CA 95816

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      Name:  WILLIAM M. ROTH

         (b)      Residence or business address:

                  McClatchy Newspapers, Inc.
                  2100 Q Street
                  P.O. Box 15779
                  Sacramento, CA 95852

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  William M. Roth is retired.

         (d) William M. Roth, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) William M. Roth, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order

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CUSIP No. 579489-10-5                  13D                    Page 4 of 17 Pages


                  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.  (See Items 4 and 5(a).)

ITEM 4.           PURPOSE OF TRANSACTION

                  William M. Roth became one of five co-trustees of five separate trusts established for the benefit of McClatchy family members. Sole voting and dispositive power of the five trusts, each containing 2,500,000 shares of Class B Common Stock of McClatchy Newspapers, Inc. was held by Charles K. McClatchy until his death on April 16, 1989. By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed Erwin Potts, William Ellery McClatchy, James B. McClatchy, William K. Coblentz and William M. Roth to succeed him as co-trustees. Said persons became co-trustees of each of said trusts by reason of the death of Charles K. McClatchy on April 16, 1989, and as a result share voting and dispositive power over the shares in said trusts.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)      Amount beneficially owned:         12,516,814

                  Percent of Class:                  57.1%

                  12,500,000 of the shares which are the subject of this
                  Schedule 13-D are beneficially owned pursuant to the provisions of five trusts over which Erwin Potts, William K. Coblentz, James B. McClatchy, William Ellery McClatchy and William M. Roth share joint voting and dispositive power.

                  The filing of this Amendment No. 1 to the Schedule 13-D shall not be construed as an admission that William M. Roth is, for the purpose of Section 13(d) and 13(g) of the Act, the beneficial owner of such 12,500,000 shares.

         (b)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
                  16,814

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CUSIP No. 579489-10-5                  13D                    Page 5 of 17 Pages



                  (ii)  shared power to vote or to direct the vote:
                  12,500,000

                  (iii)  sole power to dispose or to direct the
                  disposition of:  16,814

                  (iv)  shared power to dispose or to direct the
                  disposition of:  12,500,000

         The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

         (1)      o        Name:  JAMES B. MCCLATCHY

                  o        Residence or business address:

                           McClatchy Newspapers, Inc.
                           2100 Q Street
                           P.O. Box 15779
                           Sacramento, CA 95852

                  o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Publisher, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

                  o James B. McClatchy, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  o James B. McClatchy, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  o        Citizenship of James B. McClatchy:  United States

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CUSIP No. 579489-10-5                  13D                    Page 6 of 17 Pages


         (2)      o        Name:  WILLIAM ELLERY McCLATCHY

                  o        Residence or business address:

                           c/o McClatchy Newspapers, Inc.
                           2100 Q Street
                           P.O. Box 15779
                           Sacramento, CA 95852

                  o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.

                  o William Ellery McClatchy, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  o William Ellery McClatchy, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  o        Citizenship of William Ellery McClatchy:  United
                           States

         (3)      o        Name:  WILLIAM K. COBLENTZ

                  o        Residence or business address:

                           222 Kearny Street, 7th Floor
                           San Francisco, CA 94108

                  o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with officers located at 222 Kearny Street, 7th Floor, San Francisco, CA 94108.

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CUSIP No. 579489-10-5                  13D                    Page 7 of 17 Pages


                  o William K. Coblentz, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  o William K. Coblentz, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  o        Citizenship of William K. Coblentz: United States

         (4)      o        Name:  ERWIN POTTS

                  o        Residence or business address:
                           McClatchy Newspapers, Inc.
                           2100 Q Street
                           P. 0. Box 15779
                           Sacramento, CA  95852

                  o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

                  o Erwin Potts during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  o Erwin Potts during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  o        Citizenship of Erwin Potts:  United States.

         (c)      None.

         (d)      Only those persons identified in Item 5(b) above.

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CUSIP No. 579489-10-5                  13D                    Page 8 of 17 Pages



         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  The Stockholders Voting Agreement (the "Agreement") by and among Cowles Media Company, a Delaware corporation ("Cowles"), and certain stockholders of McClatchy Newspapers, Inc., a Delaware corporation ("McClatchy"), listed below (each a "Stockholder" and, collectively, the "Stockholders") was originally entered into on November 13, 1997 and amended and restated on November 26, 1997. The Stockholders include: James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M. Roth, Erwin Potts, Molly Maloney Evangelisti, and Betty Lou Maloney.

                  Pursuant to Section 2(a) of the Agreement, at any meeting of the stockholders of McClatchy, or any adjournment thereof, called to vote upon the Reorganization (as defined in the Agreement and Plan of Reorganization dated as of November 13, 1997 between Cowles and McClatchy (the "Merger Agreement")), in which a wholly owned subsidiary of McClatchy ("Newco Holding") will acquire all of the stock of each of McClatchy and Cowles through mergers of wholly owned subsidiaries of Newco Holding with and into each of McClatchy and Cowles, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Reorganization and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted), or execute a written consent in respect of, the Subject Shares (as defined in the Merger Agreement) in favor of the Reorganization, the adoption by McClatchy of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

 ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Stockholders Voting Agreement among Cowles Media Company and certain stockholders of McClatchy Newspapers, Inc. dated
                               November 26, 1997.

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CUSIP No. 579489-10-5                  13D                    Page 9 of 17 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D


                                S I G N A T U R E



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: November 24, 1997                   By:        /s/William M. Roth
                                              ----------------------------------
                                                        William M. Roth